SEC File Number
0-26944

CUSIP Number
827057 10 0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

(Check One) : ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Silicon Storage Technology, Inc. (Full Name of Registrant)
N/A (Former Name if Applicable)
1171 Sonora Court (Address of Principal Executive Office (Street and Number) )
Sunnyvale, CA 94086 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

SST had difficulty completing and transforming the content of its filing into a standardized acceptable electronic format for submission on EDGAR.  As a result, SST had inadequate time to review its filings to meet the filing deadline of March 17, 2008 at 5:30 PM EDT.  Immediately prior to the filing of this Form 12b-25, SST has filed its Annual Report on Form 10-K for the year ended December 31, 2007.

As a result of the review, SST is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 by the required filing date of March 17, 2008. However, it does anticipate that it will be filed on or before the fiiteenth calendar day following the required due date according to Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James B. Boyd (Name)	408 (Area Code)	720-6588 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes  ý No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒No

Please see SST’s Annual Report on Form 10-K for the year ended December 31, 2007 filed immediately prior to the filing of this Form 12b-25.

Silicon Storage Technology, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2008	By /s/ James B. Boyd James B. Boyd Senior Vice President, Finance and Chief Financial Officer